News release via Canada NewsWire, Toronto 416-863-9350 -aj-

Attention Business Editors: Fahnestock Viner Holdings Inc. acquires CIBC’s U.S. Private Client and U.S. Asset Management businesses

     NEW YORK and TORONTO, Jan. 6 /CNW/ — Fahnestock Viner Holdings Inc. (FVH on NYSE; FHV.A on TSX) and CIBC (BCM on NYSE; CM on TSX) today announced that the previously announced acquisition by Fahnestock of the U.S. Oppenheimer Private Client Division of CIBC World Markets Corp. was completed on January 3, 2003 and that they have agreed, at a later date, to complete the acquisition of the U.S. Oppenheimer Asset Management Division, for an aggregate consideration of approximately U.S. $241 million (C $380 million).

     As part of the agreement, CIBC may acquire, upon exchange of the exchangeable debentures issued as part of the purchase price, up to 35% of the issued shares (on a fully diluted basis) of Fahnestock.

     The Oppenheimer Private Client Division operates a high net worth retail business, which consists of 620 financial consultants in 18 branches in major financial centers across the United States. Additionally, Oppenheimer operates a highly regarded asset management business in a variety of products, including growth funds, value funds, sector funds and specialty funds.

     The business of the Private Client Division will operate effective today as the Oppenheimer & Co. Division of Fahnestock. The Asset Management Division will be rolled into the Fahnestock organization in accordance with regulatory requirements. It is expected that all of the segments of the Asset Management Division will be operating as part of the Oppenheimer & Co. Division of Fahnestock by April 30, 2003. The client accounts of both the retail business and the asset management business will continue to be cleared through CIBC World Markets until the spring of 2003. In addition, the account executives of the combined firm will have access to CIBC World Markets research.

     Fahnestock’s principal subsidiary, Fahnestock & Co. Inc., is a full-service, self-clearing broker-dealer headquartered in New York City and has been in operation since 1881. Fahnestock now employs over 1,700 financial consultants in over 100 branch offices throughout the United States as well as in South America and Canada. Fahnestock & Co. Inc. is a member firm of the New York Stock Exchange and all principal U.S. exchanges.

     “We welcome Oppenheimer to the Fahnestock family,” said Fahnestock Chairman, Albert G. Lowenthal. “The tradition of both organizations has been honesty, integrity and an understanding of the value and importance of strong relationships with clients, account executives and employees. We are confident that we can build on these personal relationships to make the combined organization the best it can be.”

     “We are pleased to have the potential opportunity to participate in the future growth of these combined companies,” said CIBC Vice Chair Gerry McCaughey.

     CIBC, headquartered in Toronto, is a leading North American financial institution with more than eight million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, the United States and around the world. Additional news releases and information about CIBC is available in its Media Center on the Internet at www.cibc.com.

     Fahnestock Viner Holdings Inc. is a diversified financial services firm that provides investment and financial services to individuals as well as institutions. These services include securities brokerage, investment banking and advisory services. Additional information on Fahnestock is available on the Internet at www.fahnestock.com.

     This news release contains forward-looking statements which are made pursuant to the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the plans of Canadian

Imperial Bank of Commerce (“CIBC”) and Fahnestock Viner Holdings Inc. relating to CIBC Oppenheimer and the operations of CIBC Oppenheimer. A forward-looking statement is subject to inherent risks and uncertainties that may be general or specific. A variety of factors, many of which are beyond the control of CIBC, Fahnestock Viner Holdings Inc. and CIBC Oppenheimer, including the receipt of regulatory approval for the transaction described in this release, could cause actual results to differ materially from the expectations expressed in any of CIBC’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on forward-looking statements by CIBC, CIBC Oppenheimer and Fahnestock Viner Holdings Inc. These parties do not undertake to update any forward-looking statement that is contained in this news release.

%SEDAR: 00002543EB	%CIK: 0001045520

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     /For further information: Fahnestock Viner Holdings Inc.: A.G. Lowenthal, (212) 668-5782; E.K. Roberts, (416) 322-1515; CIBC: Rob McLeod, (416) 980-3714;

Archived images on this organization are available through CNW E-Pix at http://www.newswire.ca. Images are free to members of The Canadian Press./

     (CM. FVH FHV.A.)

CO: CIBC; Canadian Imperial Bank of Commerce; Fahnestock Viner Holdings Inc.

ST: Ontario, New York

IN: FIN

SU: TNM

CNW 11:07e 06-JAN-03